SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Bank of America Corporation

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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March 16, 2023

At the Bank of America Corporation (NYSE: BAC) Annual Meeting on April 25, 2023, please vote FOR proposal 11 requesting that the board oversee a third-party racial equity audit analyzing the company’s adverse impact on nonwhite stakeholders and communities of color.

Dear Bank of America Shareholders:

We urge you to support proposal 11 requesting that the board conduct a racial equity audit analyzing the company’s adverse impact on stakeholders of Bank of America Corporation (BofA). As a financial institution that has highlighted its long-standing record of “promoting equality…and advancing economic opportunity,” BofA has an immense amount of influence to demonstrate that it is truly a leader when it comes to equity and fairness.

The only way shareholders can be confident that BofA’s actions are contributing to its stated goals is through an audit—a racial equity audit of the sort performed in recent years by some leading companies, like other financial institutions such as Citi, BlackRock, State Street, and Wells Fargo. Racial equity audits are an objective evaluation of the effectiveness of a company’s policies, practices, and products in addressing the company’s racial equity impact on marginalized stakeholders.

In BofA’s case, the company has committed to third-party assessment of its $1.25 billion commitment to racial equity and its $15 billion mortgage lending program. BofA has not, however, demonstrated that its racial equity audit will be conducted by a qualified independent third-party auditor, which we believe is a critical element to the credibility of the audit as noted in our supporting statement.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial BofA shareholders. We previously engaged with BofA on a racial equity audit proposal filed during the 2021 proxy season, and again on this proposal, where we urged BofA to consider the importance of auditor selection as part of a racial equity audit.

Auditor Selection is Critical to Evaluating a Company’s Racial Equity Impact on its Stakeholders.

In her report entitled The Rationale for and Key Elements of a Business Civil Rights Audit, former Facebook and Airbnb auditor Laura Murphy states that one component of a racial equity or civil rights audit is that companies should hire an “outside auditor [who has] demonstrated experience advancing civil rights and racial justice policies and […bring[s]] deep relationships with civil rights, workers’ rights, racial justice groups, and other stakeholders.”1 The background and experience of a racial equity auditor is essential to the credibility of a racial equity audit and any subsequent public reports.

BofA’s own shareholders have expressed interest that any assessment to “should examine [BofA’s] commitments in the overall context of [its] risk management and strategy, which may provide additional

1 Laura Murphy, The Rationale for and Key Elements of a Business Civil Rights Audit, 2021, p. 22, available at http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf.

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S O C I N V E S T M E N T G R O U P . C O M

insight into assessing risks in owning our common stock related to [BofA’s] impacts on equality, diversity and inclusion and economic opportunity [emphasis added].” Without auditor experience in economic justice and racial equity and the application of the appropriate framework, evaluating BofA’s impact on the areas highlighted by its own shareholders will be challenging.

As with any kind of audit or assessment process, the experience of the auditor or evaluator is crucial in developing the framework and subsequent disclosures. Several business consulting organizations have, for example, advertised the ability to conduct a racial equity audit. We are concerned about BofA retaining these services because most of these consultants’ experience is focused on internal practices like diversity, equity, and inclusion (DEI), rather than looking at the holistic impact of a company’s policies, practices, and products on communities of color. Further, a DEI background would not necessarily be useful in this instance because neither the company’s $1.25 billion racial equity commitment nor the $15 billion mortgage program appears to focus on the BofA’s DEI policies or practices.

In the financial auditing case, we can draw parallels to the importance of subject matter expertise on the credibility of an audit. In 2021, the Securities and Exchange Commission’s Acting Chief Accountant stated the following with respect to financial audits:

“Notwithstanding the importance of assurance to all stakeholders, not all audits are created equal. In order for an audit to effectively protect investors, an objective, impartial, and skilled professional must perform the audit in accordance with an appropriate framework.”2

While we recognize that racial equity and civil rights audits are not regulated in the same manner as financial audits, the importance of auditor independence and expertise in both cases remains the same. Without the requisite qualifications, setting the appropriate framework for a racial equity audit will be challenging, as discussed further below.

Selecting an auditor that lacks a core competency in racial equity is likely to lead to poor quality disclosures.

We highlight these audit qualification concerns based on prior experience. In November 2022, JPMorgan Chase (JPM) released a report on the racial equity audit as a result of a withdrawal agreement related to a shareholder proposal we filed during the 2022 proxy season. In that instance, JPM engaged PricewaterhouseCooper (PWC) as its racial equity auditor even though, to the best of our knowledge, PWC’s staff appeared to lack core competency in racial equity or civil rights related issues. PWC conducted its racial equity audit in accordance with the standards set forth by the American Institute of Certified Public Accountants. These standards do not take into account racial equity related impacts that a company’s practices may have, which was a central request in the proposal. In fact, PWC itself stated that its opinion does not “cover or provide assurance on whether or not JPMorgan Chase is achieving its commitment to advance economic growth and opportunity for Black, Hispanic, and Latino

2 Paul Munter, “The Importance of High Quality Independent Audits and Effective Audit Committee Oversight to High Quality Financial Reporting to Investors,” October 26, 2021, available at https://www.sec.gov/news/statement/munter-audit-2021-10-26.

communities.”3 We are extremely concerned that BofA’s use of a financial auditor to conduct a racial equity audit may lead to a similar insufficient process and report as with JPM.

We also note that a similar civil rights audit proposal at Waste Management in 2022 received 55% shareholder support, despite the fact that Waste Management engaged one of the big four accounting firms’ consulting divisions to conduct an assessment of the company’s ESG goals. Like Waste Management’s shareholders, we are concerned that BofA’s possible selection of a financial accounting firm may lead to a compliance-oriented assessment and disclosures rather than the impact-based assessment and disclosures which are central to the proposal’s request.

The Majority of Issuers, including Other Financial Institutions, Have Committed to a Racial Equity Audit by a Qualified and Independent Auditor.

As noted above, since the inception of the racial equity audit shareholder proposal in 2021, numerous companies have agreed to conduct either a racial equity or broader civil rights audit. This includes the financial institutions mentioned above, BofA’s peers, all of which have selected an auditor with core competency in equality, racial justice or civil rights work. Other companies who are conducting a racial equity or civil rights audit have also hired auditors with a focus on civil rights or discrimination related work, including Apple, Uber, Verizon, and Mondelez.

These companies have recognized that racial equity and civil rights audits need not be prompted by a particular scandal, but do require the right framework to address inequality and unintentional bias within the company’s operations. Furthermore, to date, the publicly disclosed findings of audits by Airbnb, Facebook, Starbucks, and Citi, which were conducted by auditors with experience in racial equity and civil rights, have not resulted in significant losses to the company’s performance or led to additional litigation for these companies. In fact, the 2016 civil rights audit which Airbnb voluntarily engaged in appears to have prevented potential litigation from California fair housing regulators related to allegations of discrimination on the Airbnb platform.

Conclusion

BofA has not demonstrated that its commitment to conduct a third-party assessment would be carried out by a qualified auditor with core competency in racial equity or civil rights work, which is critical to the implementation of this proposal. For the reasons discussed above, we urge shareholders to support proposal 11.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Bank of America’s instructions.

3 JPMorgan Chase, 2022 Racial Equity Commitment Audit Report, November 22, 2022, p. 21, available at https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2022-Racial-Equity-Commitment-Audit-Report.pdf.